

16014734

SEC Mail Processing Section MAR 08 2016 Washington DC 409

STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...	12.00

PUBLIC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/01/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lloyds Securities Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Glynn **212-751-4422**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10016**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I **Anthony Masi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Lloyds Securities Inc.**, as of **December 31**, **2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Anthony Masi
Signature

CFO & Treasurer
Title

Courtenay S. Wood
Notary Public

COURTENAY S. WOOD
NOTARY PUBLIC-STATE OF NEW YORK
No. 02WO6310959
Qualified in Kings County
My Commission Expires September 08, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lloyds Securities Inc.
Statement of Financial Condition
December 31, 2015

Lloyds Securities Inc.
Index
December 31, 2015



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Lloyds Securities Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Lloyds Securities Inc. (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 4, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Lloyds Securities Inc.
Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 232,402,468
Security owned, at fair market value	84,691,450
Fees receivable	7,883,193
Receivable from affiliates	7,651,660
Deferred tax asset	3,542,576
Other assets	2,259,080
Total assets	338,430,427
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	11,685,073
Total liabilities	11,685,073
Commitments and contingencies (Note 7)	
Stockholder's equity	
Common stock - $0.01 par value, 1,000 shares authorized, 10 shares issued and outstanding	-
Additional paid-in-capital	260,600,000
Retained earnings	66,145,354
Total stockholder's equity	326,745,354
Total liabilities and stockholder's equity	$ 338,430,427

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Description of the Business

Lloyds Securities Inc. (the "Company"), a Delaware corporation incorporated on March 11, 2010, is wholly owned by Lloyds America Securities Corporation, (the "Parent"). The ultimate parent of the Company is Lloyds Banking Group plc, a company incorporated in the United Kingdom. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's business activities include investment banking and institutional sales with respect to U.S. and foreign debt securities and loans. The Company clears its U.S. transactions through a third-party clearing broker. International transactions are cleared through its affiliate and other third parties.

2. Significant Accounting Policies

Basis of Presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2015 have been made.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less, that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments

The Company categorizes the financial instruments carried at fair value on its Statement of Financial Condition based on a three-level hierarchy. This hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial instrument cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Refer to Note 9 for details of valuation techniques and significant inputs to valuation models.

Securities Transactions

All securities transactions are recorded on a trade date basis.

Income Taxes

A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The separate return method is used by the Company to compute its current and deferred tax items reported in the financial statements. Under this method, the Company is assumed to file separate income tax returns in all jurisdictions, and thereby paying the applicable taxes to or receiving the appropriate refunds from its parent where applicable. Any amounts due to or due from its parents are reported as inter-company payable or receivable.

Uncertain tax positions, if any, are evaluated in accordance with ASC 740-10-25, "Accounting for Uncertainty in Income Taxes", which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company would recognize interest and penalties related to unrecognized tax benefits in accrued expenses and other liabilities in the Statement of Financial Condition.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default is affected by the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2015, eight uninsured short-term interest bearing Certificates of Deposit represented 86% of the Company's cash and cash equivalents and two financial institutions represented 61% of the Company's fees receivable balance. As of December 31, 2015, the Company has cash and cash equivalents and fees receivable in the amount of $232,402,468 and $7,883,193, respectively. Management does not believe there is a significant risk with respect to such deposits and receivable balance.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined by the SEC and FINRA. At December 31, 2015, the Company had net capital of $305,978,393 which was $305,728,393 in excess of the required net capital of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate or its U.S. clearing broker and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i) and (2)(ii).

4. Other Assets and Accrued Expenses and Other Liabilities

The Company's other assets are comprised of the following:

Receivable from clearing broker	$ 1,110,994
Prepaid federal taxes	491,837
Deposit with clearing broker	250,000
Prepaid expenses	204,629
Other assets	201,620
Total	$ 2,259,080

The Company's accrued expenses and other liabilities are comprised of the following:

Payable to affiliates	$ 7,077,117
Accrued compensation	3,878,295
Accrued other expenses	729,661
Total	$ 11,685,073

5. Income Taxes

The Company files a U.S. federal tax return on a consolidated basis with the Parent. Any federal tax receivable and payable among the members in the federal consolidated group, are settled through a tax sharing agreement. Effective January 1, 2015, the Company is a member of a combined group in filing New York State and New York City income tax returns, where Lloyds Bank plc is the Parent Company. Any taxes receivable and payable among members in the combined group, are settled through a tax sharing agreement.

The components of the deferred tax assets and liabilities as of December 31, 2015, are as follows:

Deferred tax assets	
Start-up costs	$ 913,990
Employee benefit plans	2,491,494
Other	137,092
Total deferred tax asset	3,542,576
Deferred tax liabilities	-
Net deferred tax asset	$ 3,542,576

Management has evaluated the realizability of the deferred tax asset and has concluded that it is more likely than not that the deferred tax asset will be realized. No valuation allowance has been recorded at December 31, 2015.

As of December 31, 2015, the Company has concluded that it is not required to establish a liability for uncertain tax positions. Additionally, it is the belief of management that the total amount of uncertain tax positions, if any, will not materially change over the next 12 months.

The Federal, New York State and New York City income tax returns for 2012, 2013 and 2014 are open for examination by the tax authorities. There is no interest or penalties recorded at December 31, 2015.

6. Employee Benefit Plans

As of December 31, 2015, the Company expects a total of $2,294,227 of additional liabilities to be accrued over an average of 3 years associated with the compensation deferral program and the share-based compensation.

401(K) Plan

The Company participates in a defined contribution 401(k) plan ("the Plan") sponsored by Lloyds Bank plc in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Compensation Deferral Program

The Company's ultimate parent, Lloyds Banking Group plc, implemented a cash bonus deferral program in March 2010. Under the Company's compensation deferral program, a portion of the employees' estimated compensation over a certain threshold amount is deferred and is expected to vest over a 3 year period. An individual with a deferral must be an employee of the Company on vesting date to receive payment.

Share-Based Compensation

The Company's ultimate parent, Lloyds Banking Group plc, provides share-based compensation to senior employees through a number of schemes; these are all in relation to shares in the Company's ultimate parent. The awards are made on the basis that the shares and options will be released or exercised subject to the rules of the plans and to the extent that the respective performance objectives and conditions are satisfied. The value of the employee services received in exchange for equity instruments granted under these plans is recognized as an increase in the Company's liability to the Company's ultimate parent, over the vesting period of the instruments.

7. Commitments and Contingencies

Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions, which are not reflected in these financial statements, to a clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2015, the Company has recorded no liabilities with regard to the right, as it does not currently expect the final outcome of any such matter to have a material adverse effect on its financial position.

Litigation

The Company may be named as defendant in legal actions, such as lawsuits and arbitrations seeking compensatory and other damages. Reserves for legal actions are established as appropriate for potential losses that are both probable and reasonably estimable. As of December 31, 2015, management is aware of no such actions that would be reasonably expected to have a material effect on the Company's financial statements.

8. Related Party Transactions

The Company is wholly owned by the Parent. The ultimate parent of the Company is Lloyds Banking Group plc, a company incorporated in the United Kingdom.

The Company enters into certain transactions and service arrangements with its affiliates, some of which are subject to service level agreements. All of these affiliates are beneficially owned by the ultimate parent, Lloyds Banking Group plc. On November 9, 2015, the Company entered into a subordinated agreement with Lloyds Bank plc for a $100,000,000 committed revolving credit facility. The commitment fee is 35 basis points and when drawn, interest is LIBOR plus 200 basis points. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. There were no withdrawals during 2015 and as of December 31, 2015.

On April 30, 2015, Lloyds Bank plc renewed the £133,000,000 short-term uncommitted standby line of credit to the Company. This uncommitted standby line of credit bears interest at prevailing market rates and is payable within 10 days. The line of credit is only to be used to meet the Company's commitment through its participation in underwriting in the event securities cannot be sold at the initial offering price. There were no withdrawals during 2015 and as of December 31, 2015.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2015:

Assets	
Receivable from affiliates	$ 7,651,660
Total assets	7,651,660
Liabilities	
Federal, state and local income tax payable to affiliates	5,397,311
Payable to affiliates	1,679,806
Total liabilities	$ 7,077,117

9. Fair Value of Financial Instruments

The Company categorizes the financial instruments carried at fair value based on a three-level hierarchy.

The fair value hierarchy can be summarized as follows:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in active markets, valuation of these products does not entail a significant degree of judgment. Securities classified as Level 1 securities of the fair value hierarchy consist of a $84,691,450 U.S. Government Treasury Bill, with maturity date of September 15, 2016, included under security owned, at fair value. Level 1 also includes $199,985,000 of Certificates of Deposit (CDs) and a $25,000,000 U.S. Government Treasury Bill, with maturity dates from the time of purchase of three months or less, included under cash and cash equivalents and whose values are based on quoted market prices.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable either directly or indirectly. During 2015 and as of December 31, 2015, the Company did not hold any financial instruments that met the definition of Level 2.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement. During 2015 and as of December 31, 2015, the Company did not hold any financial instruments that met the definition of Level 3.

The following table summarizes by level the fair value hierarchy assets for cash and cash equivalents and security owned, at fair value as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents				
CDs	$ 199,985,000	$ -	$ -	$ 199,985,000
U.S. Government Treasury Bill	25,000,000			25,000,000
Security owned, at fair value				
U.S. Government Treasury Bill	84,691,450	-	-	84,691,450
Total	$ 309,676,450	$ -	$ -	$ 309,676,450

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates the carrying value because of the short maturity of the instruments.

10. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date December 31, 2015, through March 4, 2016. Based on this evaluation, the Company has determined that no subsequent events have occurred which would require disclosure or adjustment to the financial statements.